FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

9 December 2004

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

        If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC (Registrant)

Date: 9 December 2004	By: Steven John Webb
Steven John Webb Group Company Secretary and General Counsel

Premier Farnell plc

9th December 2004

Results for the Third Quarter and Nine Months to 31st October 2004 for the financial year ending on 30th January 2005

Key Financials £m

	3rd Qtr 2004/5 £m	3rd Qtr 2003/4 £m (restated)***	9 Months 2004/5 £m	9 Months 2003/4 £m (restated)***

Sales	196.7	193.5	591.7	584.1

Operating profit	18.9	18.2	56.6	51.0
Adjusted operating profit*	19.6	18.9	58.7	55.4

Profit before taxation	15.5	14.6	46.5	40.1
Profit before taxation, goodwill
amortisation and gain/loss on
business disposals	16.2	15.3	48.6	42.0

Earnings per share	2.7p	2.3p	7.7p	6.2p
Adjusted earnings per share**	2.9p	2.5p	8.3p	7.2p

Key Financials $m

	$m (£1=$1.81)	$m (£1=$1.65)	$m (£1=$1.82)	$m (£1=$1.62)

Sales	356.0	319.3	1,076.9	946.2

Operating profit	34.2	30.0	103.0	82.6
Adjusted operating profit*	35.5	31.2	106.8	89.7

Profit before taxation	28.0	24.1	84.6	65.0
Profit before taxation, goodwill
amortisation and gain/loss on
business disposals	29.3	25.3	88.4	68.0

Earnings per share	$0.04	$0.03	$0.14	$0.100
Adjusted earnings per share**	$0.05	$0.04	$0.15	$0.117

*	before one-off rebranding costs in 2003/4 and goodwill amortisation
**	before one-off rebranding costs in 2003/4, goodwill amortisation and gain/loss on business disposals
***	restated to reflect the adoption of UITF 38, Accounting for ESOP Trusts, which had the impact of increasing operating profit and profit before taxation for the third quarter and nine months of 2003/4 by £0.1million and £0.2million, respectively.

Highlights

•	Profit before taxation of £15.5million in third quarter, up by £0.9million on 2003/4 despite an adverse currency translation impact of £0.6million
•	Earnings per share of 2.7p in third quarter, up 17.4% on the corresponding period last year
•	Group sales per day† up 5.9% in the third quarter and 7.0% in the nine months over the corresponding periods last year
•	Operating margin of 9.6% in third quarter (2003/4: 9.4%) and adjusted operating margin of 10.0% (2003/4: 9.8%), supported by further improvement in gross margin
•	Marketing and Distribution Division’s eCommerce sales in the third quarter up 54% on the corresponding period last year, accounting for 16% of divisional sales in the third quarter (2003/4: 10%)

John Hirst, Group Chief Executive commented:

“Almost all of our businesses have continued to make good progress, growing sales year-on-year over the nine months and in the third quarter. The group’s results have, however, been affected by slow sales at BuckHickman InOne which persisted into the third quarter. BuckHickman InOne’s like-for-like sales in November were close to those of last year.

“Growth rates in electronics markets have eased recently after a normal seasonal recovery following the summer. In the US, whilst our rate of growth has moderated along with the market, we have continued to improve gross margin. Our UK and mainland European electronic component distribution business has once again built market share, with excellent performances in some emerging markets. Across the Marketing and Distribution Division, sales to corporate accounts and via eCommerce channels continue to build. In addition, we are successfully developing business with smaller customers through more effective marketing campaigns.

“Whilst the pace of recovery in the third quarter has slowed and the short term outlook for our markets is hard to gauge, our confidence remains high that the work we have done in the past few years will allow us to deliver improvements to our business and our market share.”

† SALES PER DAY. Comparison of sales for specific periods is affected by three variables:
1.	Changes in exchange rates used to translate the overseas sales in different currencies into sterling;
2.	Differences in the number of working days;
3.	Disposal or acquisition of businesses.
In order to reflect the underlying business performance, percentage changes in sales per day are shown for continuing businesses at constant exchange rates throughout this statement.

For further information, contact:

John Hirst, Group CEO	Premier Farnell plc	+44 (0) 20 7851 4100
Andrew Fisher, Group Finance Director
James Garthwaite, Group Director,
Communications

Richard Mountain / Andrew Lorenz	Financial Dynamics (UK)	+44 (0) 20 7269 7291

Andrew Saunders	Taylor Rafferty (NA)	+ 1 212 889 4350

The Company’s announcements are published on the Internet at www.premierfarnell.com, together with business information, the 2004 Annual Report and Accounts and links to all other Group websites.

Group year end results are expected to be published in the week beginning 14th March, 2005.

Two conference calls with John Hirst and Andrew Fisher will take place on 9th December: the first at 8am; the second at 4pm UK time (for US investors and followers). To obtain dial-in details please call Richard Mountain (UK or mainland Europe) at Financial Dynamics or Andrew Saunders (US) at Taylor Rafferty on the above numbers.

Premier Farnell plc

CHAIRMAN’S STATEMENT ON THIRD QUARTER AND NINE
MONTHS’ RESULTS FOR THE PERIOD ENDED
31st October 2004

Premier Farnell, the leading global marketer and distributor of electronic, maintenance, repair and operations (MRO) and specialist products and services, today announces its results for the third quarter and nine months ended 31st October 2004.

Financial Results

Note: SALES PER DAY
Comparison of sales for specific periods is affected by three variables:
1.	Changes in exchange rates used to translate the overseas sales in different currencies into sterling;
2.	Differences in the number of working days;
3.	Disposal or acquisition of businesses.
In order to reflect the underlying business performance, percentage changes in sales per day are shown for continuing businesses at constant exchange rates throughout this statement.

•	Group Sales

Group sales in the first nine months of the year were £591.7million (2003/4: £584.1million). Sales per day increased 7.0%, compared with the same period last year. Group third quarter sales per day were up 5.9%, compared with the same period last year. At constant exchange rates, the first nine months sales increase over the prior year would have been £31.0million more, reflecting the continued weakness of the US dollar against sterling.

•	Margins and Operating Profit

Third Quarter results: the gross margin for the Group improved to 40.7% compared with 40.3% in the first half. Operating profit in the third quarter was £18.9million (2003/4:£18.2million), producing an operating margin of 9.6% (2003/4: 9.4%). Adjusted operating profit before goodwill amortisation in the third quarter was £19.6million (2003/4: £18.9million), producing an adjusted operating margin of 10.0% (2003/4: 9.8%).

Nine Months’ results: operating profit was £56.6million (2003/4: £51.0million), with an operating margin of 9.6% (2003/4: 8.7%). Adjusted operating profit, before £2.1million of goodwill amortisation was £58.7million (2003/4: £55.4million before the £2.4million one-off costs of rebranding and £2.0million of goodwill amortisation), producing an adjusted operating margin of 9.9% (2003/4: 9.5%).

At constant exchange rates, the first nine months operating profit increase of £5.6million over the prior year would have been £3.6million more, reflecting the continued weakness of the US dollar against sterling.

•	Interest

Net interest payable in the first nine months was £10.1million (2003/4: £11.0million) and was covered 5.8 times by operating profit before goodwill amortisation.

•	Profit Before Taxation

Profit before taxation in the first nine months of the year was £46.5million (2003/4: £40.1million). Profit before taxation, goodwill amortisation and gain/loss on business disposals was £48.6million (2003/4: £42.0million after charging the £2.4million one-off costs of rebranding in the first quarter). At constant exchange rates, the increase in profit before tax for the first nine months of £6.4million over the prior year would have been £2.5million more.

•	Earnings per Share

Earnings per share in the first nine months were 7.7pence (2003/4: 6.2pence). Adjusted earnings per share, before rebranding costs, amortisation of goodwill and gain/loss on business disposals were 8.3pence (2003/4: 7.2pence).

•	Balance Sheet, Cash Flow and Working Capital

Net debt amounted to £222.3million at 31st October 2004, up from £201.9million at the end of January 2004. Working capital increased by £27.4million during the first nine months due to the sales growth in the period, together with investment in inventory to extend product ranges. There was also a normal seasonal increase in receivables in the third quarter which is expected to reverse in the fourth quarter. Operating cash flow in the nine months was 73% of operating profit before goodwill amortisation.

•	International Financial Reporting Standards (IFRS)

The Group is required to report under IFRS for its financial periods commencing after 30th January 2005. It plans to present the effects of the transition to these standards on its financial statements shortly after the announcement of its Preliminary Results for the year ending 30th January 2005.

Operations

Marketing and Distribution Division (MDD) - Overview

The Marketing and Distribution Division comprises Newark InOne, Farnell InOne, BuckHickman InOne, MCM, an InOne Company, and CPC.

	3rd Qtr 2004/5 £m	3rd Qtr 2003/4 £m	9 Months 2004/5 £m	9 Months 2003/4 £m

Sales	171.9	169.5	518.9	510.9

Operating profit	17.4	16.4	53.2	46.3
Adjusted operating profit *	18.0	17.1	55.2	50.7

Return on sales %	10.1%	9.7%	10.3%	9.1%
Adjusted return on sales %*	10.5%	10.1%	10.6%	9.9%

*before one-off rebranding costs in 2003/4 and goodwill amortisation

Divisional sales per day increased 6.9% in the nine months, and 5.4% in the third quarter, compared with the respective periods last year. Operating profit in the nine months was £55.2million, before goodwill amortisation of £2.0million (2003/4: £50.7million, before goodwill amortisation of £2.0million and one-off rebranding costs of £2.4million taken in the first quarter). Return on sales increased to 10.3% from 9.1% and the adjusted return on sales increased to 10.6% from 9.9% reflecting robust gross margin and the benefits of operational gearing.

Across the division, eCommerce sales continued to grow; they comprised 16% of divisional sales in the third quarter, up from 10% in the same period last year. A further 18 eProcurement partnerships commenced during the quarter, increasing the total number of such arrangements in place across the division to 346, up from 266 at the same time last year.

•	The Americas

	3rd Qtr 2004/5 £m	3rd Qtr 2003/4 £m	9 Months 2004/5 £m	9 Months 2003/4 £m

Sales	74.9	74.2	222.6	221.1

Operating profit	7.3	6.9	21.4	19.6
Adjusted operating profit*	7.3	6.9	21.4	20.8

Return on sales %	9.7%	9.3%	9.6%	8.9%
Adjusted return on sales % *	9.7%	9.3%	9.6%	9.4%

*before one-off rebranding costs in 2003/4

Sales per day in the first nine months were up 12.3% compared with the same period last year. In the third quarter, sales per day were 9.8% ahead of the prior year, held back by the slowing of market growth rates in the latter part of the third quarter. The weaker US dollar resulted in a negative currency impact of £23.1million on sales in the first nine months compared with the prior year. Operating profit for the nine months was £21.4million (2003/4: £20.8million before one-off rebranding costs of £1.2million). This increase was achieved despite £2.3million adverse translation effect due to the weaker US dollar and £0.8million of increased depreciation on the customer relationship management (CRM) software implemented during the first quarter of last year.

Gross margin in the Americas in the third quarter was ahead of that achieved in the same period in the prior year. This helped the region deliver a return on sales of 9.7% in the third quarter, up from the 9.5% achieved in the first half.

Sales via eCommerce channels continue to grow and comprised 17% of total sales in North America in the quarter. Sales via eProcurement agreements and over the web were both strong, up 39% and 52% respectively in the third quarter compared with the same period last year. The division’s new web search engine was launched at Newark InOne in September and both visitor and order numbers have subsequently increased. The launch of Newark InOne’s latest catalogue in September, containing some 28,000 new products, was also well received.

In the first nine months, sales per day in Mexico and Brazil continued to grow rapidly.

Shortly after the end of the quarter, Newark InOne, received five marketing awards from the National Electronic Distributors Association (NEDA), based on the creativity and effectiveness of its marketing and advertising. This reflects an increased interest by suppliers in the business’ marketing capability.

•	Europe and Asia Pacific

	3rd Qtr 2004/5 £m	3rd Qtr 2003/4 £m	9 Months 2004/5 £m	9 Months 2003/4 £m

Sales	97.0	95.3	296.3	289.8

Operating profit	10.1	9.5	31.8	26.7
Adjusted operating profit *	10.7	10.2	33.8	29.9

Return on sales %	10.4%	10.0%	10.7%	9.2%
Adjusted return on sales %*	11.0%	10.7%	11.4%	10.3%

*before one-off rebranding costs in 2003/4 and goodwill amortisation

Sales per day in the nine months were up 2.9% over the same period last year and increased 2.1% compared with the third quarter last year. The effect on sales of the weaker euro during the nine months was £2.6million. Adjusted operating profit in the nine months was £33.8million before goodwill amortisation of £2.0million (2003/4: £29.9million, before goodwill amortisation of £2.0million, and one-off rebranding costs of £1.2million).

In the UK, sales per day for the third quarter declined 1.9% against those achieved in the prior year, held back by a 6.9% fall in sales at BuckHickman InOne. BuckHickman InOne’s sales have not recovered as quickly as planned following the restoration of customer service levels in the second quarter.

During the third quarter, BuckHickman InOne, working in partnership with Farnell InOne, extended the Group’s successful eProcurement relationship with The United Kingdom Atomic Energy Authority by securing a third agreement for the supply of tooling products, in addition to those already in place for personal and protective equipment and electrical and electronic equipment. Together, these three agreements, each of three years’ duration, are expected to generate combined annual sales of some £3million across Premier Farnell’s UK businesses.

The UK electronic component distribution businesses, Farnell InOne and CPC, achieved growth in sales per day of 1.8% in the third quarter and 3.6% for the nine months over the comparable periods in the prior year. Whilst CPC encountered softer market conditions amongst its small business customer base, Farnell InOne’s sales per day in the quarter grew 4.7% over the prior year, underpinned by increasing sales to corporate accounts. In addition, targeted telemarketing campaigns using its CRM system helped the business stimulate growth in sales amongst low spending and dormant accounts.

In mainland Europe, sales per day for the nine months increased 11.1%, while third quarter sales increased 9.7% year on year. This reflected good sales growth in all regions during the third quarter, with the exception of France where growth slowed from the high levels achieved earlier in the year.

In the quarter, Farnell InOne signed an agreement with Robert Bosch GmbH for the supply of electronics and electromechanical components to all of its European sites. The agreement has an estimated sales value, over three years, of euro 7.5million. This is the largest corporate account that the business has won in mainland Europe to date.

The division’s new web search engine has now been deployed in all major territories in Europe except France. Sales via websites in Germany, where the search engine was first introduced in July, increased significantly and there has been a positive reaction from customers elsewhere. Sales via eProcurement agreements and over the web were up 102% and 60% respectively in the third quarter compared with the same period last year.

Third quarter sales per day in Asia rose 25.6% above the prior year, resulting in a 31.3% increase in the nine months over the same period last year. This sales growth was accompanied by higher service levels in the region.

In Australia, Farnell InOne continued to grow market share as sales per day performed strongly, up 7.5% in the third quarter, and up 5.8% over nine months.

Shortly after the period end, Premier Farnell won the European Electronics Industry’s ‘Investor in People’ award at the Electronica trade fair in Munich. It also won awards from three of its suppliers: Vishay; EPCOS; and Harwin.

Industrial Products Division

	3rd Qtr 2004/5 £m	3rd Qtr 2003/4 £m	9 Months 2004/5 £m	9 Months 2003/4 £m

Sales:
Continuing businesses	24.8	24.0	72.8	72.5
Businesses disposed	-	-	-	0.7
Total	24.8	24.0	72.8	73.2

Operating profit	3.7	3.6	10.2	10.4
Adjusted operating profit*	3.8	3.6	10.3	10.4

Return on sales %	14.9%	15.0%	14.0%	14.2%
Adjusted return on sales%*	15.3%	15.0%	14.1%	14.2%

*before goodwill amortisation

The Industrial Products Division’s sales in the nine months were £72.8million (2003/4: £73.2million). The weaker US dollar resulted in a negative currency translation impact of £5.3million on sales and £0.9million on operating profit in the nine months, compared with last year. Sales per day increased 8.0% in the nine months over the same period last year and 9.0% in the third quarter.

•	Akron Brass

Sales per day have continued to progress, increasing 14.8% in the first nine months and 12.9% in the third quarter over the same period last year. This reflects further strong growth in the sales of new products added through the acquisition of GFE Manufacturing and steady growth in sales of Akron Brass’s core products.

•	TPC Wire & Cable

Sales per day were up 22.2% in the third quarter compared with the prior year, lifting sales per day for the nine months up by 9.5% over the same period last year. TPC recorded its strongest month ever in September, helped by sales to Japanese automotive manufacturers in the US and to the Federal Government.

•	Kent

Sales per day were up 4.7% in the third quarter, and 2.7% in nine months year-on-year in a market that remains tough.

Closure of ADR programme and de-listing from NYSE

The Board has decided to de-list voluntarily from the New York Stock Exchange (NYSE) and terminate the American Depositary Receipt (ADR) programme for Premier Farnell plc’s Ordinary Shares and Preference Shares. The Company’s US Investor base has declined steadily since the acquisition of Premier Industrial Corporation in 1996. Currently, less than 3% of the Company’s Ordinary Shares, and 15% of its Preference shares, are held in the form of ADRs. Trading in the ordinary ADRs on the NYSE represents less than 1% of the average daily trading volume in the Company’s Ordinary Shares.

The Board is also seeking ways in which to de-register from the Securities and Exchange Commission (SEC) and avoid the increasing burden and expense of complying with its reporting obligations under the US Securities Exchange Act of 1934.

Outlook

Growth rates in several of the markets in which the Group operates slowed in the latter part of the quarter, and whilst still moving ahead, the short-term outlook for the Group’s markets is hard to gauge. Nonetheless, the

Group’s performance for the full year will be ahead of last year and we remain confident about the prospects for our business.

The Group continues to focus on achieving further market share gains, building upon the very significant operational improvements made to the business over the past few years.

Sir Malcolm Bates
Chairman

9th December 2004

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995: The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This press release contains certain forward-looking statements relating to the business of the Group and certain of its plans and objectives, including, but not limited to, future capital expenditures, future ordinary expenditures and future actions to be taken by the Group in connection with such capital and ordinary expenditures, the introduction of new information technology and e-commerce platforms, the expected benefits and future actions to be taken by the Group in respect of certain sales and marketing initiatives, operating efficiencies, economies of scale, the planned delisting from the NYSE and termination of the ADR program and the Group’s plans to seek ways to deregister under the US securities laws. By their nature forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Actual expenditures made and actions taken may differ materially from the Group’s expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Group. These factors include, but are not limited to, the implementation of cost-saving initiatives to offset current market conditions, the ability to recruit and retain management personnel, integration of new information systems, continued use and acceptance of e-commerce programs and systems and the impact on other distribution systems, the ability to expand into new markets and territories, the implementation of new sales and marketing initiatives, changes in demand for electronic, electrical, electromagnetic and industrial products, rapid changes in distribution of products and customer expectations, the ability to introduce and customers’ acceptance of new services, products and product lines, product availability, the impact of competitive pricing, fluctuations in foreign currencies, changes in interest rates and overall market conditions, particularly the impact of changes in world-wide and national economies, and the implementation of the Group’s plans to delist and terminate its ADR program and to seek ways to deregister under the US securities laws and the realization of the expected benefits of such plans.

Consolidated Profit and Loss Account
For the third quarter and nine months ended 31st October 2004

		2004/5 Third quarter unaudited	2003/4 Third quarter unaudited (restated)	2004/5 Nine months unaudited	2003/4 Nine months unaudited (restated)	2003/4 Full year audited (restated)
	Notes	£m	£m	£m	£m	£m

Turnover	1	196.7	193.5	591.7	584.1	764.6

Operating profit

- before rebranding costs and amortisation of goodwill		19.6	18.9	58.7	55.4	74.0
- rebranding costs		-	-	-	(2.4)	(2.4)
- amortisation of goodwill		(0.7)	(0.7)	(2.1)	(2.0)	(2.6)

Total operating profit	1	18.9	18.2	56.6	51.0	69.0
Profit on disposal of business		-	-	-	0.1	0.1
Net interest payable		(3.4)	(3.6)	(10.1)	(11.0)	(14.3)

Profit before taxation		15.5	14.6	46.5	40.1	54.8
Taxation	3	(4.0)	(4.4)	(13.5)	(12.5)	(15.6)

Profit after taxation		11.5	10.2	33.0	27.6	39.2
Preference dividends (non-equity)		(1.6)	(1.7)	(4.9)	(5.0)	(6.6)

Profit attributable to ordinary shareholders		9.9	8.5	28.1	22.6	32.6
Ordinary dividends (equity)		-	-	(14.5)	(14.5)	(32.6)

Retained profit		9.9	8.5	13.6	8.1	-

Earnings per share	4
Basic		2.7p	2.3p	7.7p	6.2p	9.0p
Diluted		2.7p	2.3p	7.7p	6.2p	9.0p

Earnings per share before rebranding costs, amortisation of goodwill and disposals	4
Basic		2.9p	2.5p	8.3p	7.2p	10.2p
Diluted		2.9p	2.5p	8.3p	7.2p	10.1p

Statement of Total Recognised Gains and Losses
For the nine months ended 31st October 2004

	2004/5 Nine months unaudited £m	2003/4 Nine months unaudited (restated) £m	2003/4 Full year audited (restated) £m

Profit after taxation for the period	33.0	27.6	39.2
Currency translation adjustments (net of associated tax credit/charge)	1.3	7.6	9.8

Total recognised gains for the period	34.3	35.2	49.0

Consolidated Profit and Loss Account
For the third quarter and nine months ended 31st October 2004

		2004/5 Third quarter unaudited	2003/4 Third quarter unaudited (restated)	2004/5 Nine months unaudited	2003/4 Nine months unaudited (restated)	2003/4 Full year audited (restated)
	Notes	$m	$m	$m	$m	$m

Turnover	1	356.0	319.3	1,076.9	946.2	1,269.2

Operating profit

- before rebranding costs and amortisation of goodwill		35.5	31.2	106.8	89.7	122.8
- rebranding costs		-	-	-	(3.9)	(4.0)
- amortisation of goodwill		(1.3)	(1.2)	(3.8)	(3.2)	(4.3)

Total operating profit	1	34.2	30.0	103.0	82.6	114.5
Profit on disposal of business		-	-	-	0.2	0.2
Net interest payable		(6.2)	(5.9)	(18.4)	(17.8)	(23.7)

Profit before taxation		28.0	24.1	84.6	65.0	91.0
Taxation	3	(7.2)	(7.3)	(24.6)	(20.3)	(25.9)

Profit after taxation		20.8	16.8	60.0	44.7	65.1
Preference dividends (non-equity)		(2.9)	(2.8)	(8.9)	(8.1)	(11.0)

Profit attributable to ordinary shareholders		17.9	14.0	51.1	36.6	54.1
Ordinary dividends (equity)		-	-	(26.4)	(23.5)	(54.1)
Retained profit		17.9	14.0	24.7	13.1	-

Earnings per share	4
Basic		$0.049	$0.038	$0.140	$0.100	$0.149
Diluted		$0.049	$0.038	$0.140	$0.100	$0.149

Earnings per share before rebranding costs, amortisation of goodwill and disposals	4
Basic		$0.052	$0.041	$0.151	$0.117	$0.169
Diluted		$0.052	$0.041	$0.151	$0.117	$0.168

The translation of sterling into US dollars has been presented for convenience purposes only using the following average exchange rates:		1.81	1.65	1.82	1.62	1.66

Consolidated Balance Sheet
As at 31st October 2004

	Notes	31st October 2004 unaudited £m	2nd November 2003 unaudited £m	1st February 2004 audited £m

Fixed Assets
Intangible assets		45.5	46.5	45.9
Tangible assets		101.7	109.8	107.2

		147.2	156.3	153.1

Current Assets
Stocks		168.5	154.1	151.0
Debtors - due within one year		141.1	137.5	128.5
- due after more than one year		82.9	83.8	79.6
Cash at bank and in hand		35.9	33.9	31.7

		428.4	409.3	390.8

Creditors - due within one year
Loans and overdrafts		(5.4)	(5.6)	(2.9)
Other		(147.9)	(143.7)	(156.1)

		(153.3)	(149.3)	(159.0)

Net current assets		275.1	260.0	231.8

Total assets less current liabilities		422.3	416.3	384.9
Creditors - due after more than one year
Loans		(252.8)	(256.3)	(230.7)

Provisions for liabilities and charges	5	(42.0)	(42.0)	(42.1)

Net assets		127.5	118.0	112.1

Equity shareholders’ funds		5.7	(4.9)	(9.7)
Non-equity shareholders’ funds		121.8	122.9	121.8

Total shareholders’ funds		127.5	118.0	112.1

Movement in Shareholders’ Funds
For the nine months ended 31st October 2004

	2004/5 Nine months unaudited £m	2003/4 Nine months unaudited (restated) £m	2003/4 Full year audited (restated) £m

Profit after taxation	33.0	27.6	39.2
Dividends - preference	(4.9)	(5.0)	(6.6)
- ordinary	(14.5)	(14.5)	(32.6)

	13.6	8.1	-
New share capital subscribed	0.1	0.9	0.9
Purchase of own preference shares	-	(2.3)	(2.3)
Credit in respect of employee share schemes	0.4	-	-
Goodwill reinstated on disposal of business	-	0.4	0.4
Currency translation adjustment (net of
associated tax credit/charge)	1.3	7.6	9.8

Net change in shareholders’ funds	15.4	14.7	8.8
Opening shareholders’ funds (2003/4: previously
£103.5m, restated for prior year adjustment of
£0.2m to £103.3m)	112.1	103.3	103.3

Closing shareholders’ funds	127.5	118.0	112.1

Consolidated Balance Sheet
As at 31st October 2004

	31st October 2004 unaudited $m	2nd November 2003 unaudited $m	1st February 2004 audited $m

Fixed Assets
Intangible assets	83.3	79.1	83.5
Tangible assets	186.1	186.6	195.1

	269.4	265.7	278.6

Current Assets
Stocks	308.4	262.0	274.8
Debtors - due within one year	258.2	233.7	233.9
- due after more than one year	151.7	142.5	144.9
Cash at bank and in hand	65.7	57.6	57.7

	784.0	695.8	711.3

Creditors - due within one year
Loans and overdrafts	(9.9)	(9.5)	(5.3)
Other	(270.7)	(244.3)	(284.1)

	(280.6)	(253.8)	(289.4)

Net current assets	503.4	442.0	421.9

Total assets less current liabilities	772.8	707.7	700.5
Creditors - due after more than one year
Loans	(462.6)	(435.7)	(419.9)
Provisions for liabilities and charges	(76.9)	(71.4)	(76.6)

Net assets	233.3	200.6	204.0

Equity shareholders’ funds	10.4	(8.3)	(17.7)
Non-equity shareholders’ funds	222.9	208.9	221.7

Total shareholders’ funds	233.3	200.6	204.0

The translation of sterling into US dollars
has been presented for convenience
purposes only using the
following period-end exchange rates:	1.83	1.70	1.82

Summarised Consolidated Statement of Cash Flows
For the third quarter and nine months ended 31st October 2004

		2004/5 Third quarter unaudited	2003/4 Third quarter unaudited (restated)	2004/5 Nine months unaudited	2003/4 Nine months unaudited (restated)	2003/4 Full year audited (restated)
	Notes	£m	£m	£m	£m	£m

Operating profit		18.9	18.2	56.6	51.0	69.0
Depreciation and non-cash items		4.0	4.4	13.5	12.0	15.9
Working capital		(5.7)	(9.7)	(27.4)	(24.4)	(14.9)

Net cash inflow from operating activities		17.2	12.9	42.7	38.6	70.0

Net interest payable		(0.1)	(0.3)	(6.8)	(7.3)	(14.0)
Preference dividends		-	-	(3.3)	(3.3)	(6.6)
Taxation paid		(3.1)	(3.2)	(9.9)	(10.0)	(14.5)
Purchase of tangible fixed assets		(2.9)	(5.7)	(9.9)	(15.0)	(20.4)
Sale of tangible fixed assets		-	-	0.2	1.4	2.6
Purchase of business (net of costs)	2	-	-	(2.6)	-	-
Disposal of business (net of costs)		-	-	-	0.8	0.5
Ordinary dividends paid		(14.5)	(14.5)	(32.6)	(32.6)	(32.6)

Cash outflow before use of liquid resources and financing		(3.4)	(10.8)	(22.2)	(27.4)	(15.0)

Issue of ordinary shares		-	0.9	0.1	0.9	0.9
Purchase of own preference shares		-	-	-	(2.3)	(2.3)
New bank loans		6.0	13.5	23.0	206.6	206.6
Repayment of bank loans		-	(4.7)	-	(175.6)	(188.7)

Increase/(decrease) in cash		2.6	(1.1)	0.9	2.2	1.5

Reconciliation of net debt
Net debt at beginning of period				(201.9)	(209.2)	(209.2)
Increase in cash				0.9	2.2	1.5
Increase in debt				(23.0)	(31.0)	(17.9)
Exchange movement				1.7	10.0	23.7

Net debt at end of period	6			(222.3)	(228.0)	(201.9)

Summarised Consolidated Statement of Cash Flows
For the third quarter and nine months ended 31st October 2004

	2004/5 Third quarter unaudited $m	2003/4 Third quarter unaudited (restated) $m	2004/5 Nine months unaudited $m	2003/4 Nine months unaudited (restated) $m	2003/4 Full year audited (restated) $m

Operating profit	34.2	30.0	103.0	82.6	114.5
Depreciation and non-cash items	7.2	7.3	24.6	19.4	26.4
Working capital	(10.3)	(16.0)	(49.9)	(39.5)	(24.7)

Net cash inflow from operating activities	31.1	21.3	77.7	62.5	116.2

Net interest payable	(0.2)	(0.5)	(12.5)	(11.8)	(23.2)
Preference dividends	-	-	(6.0)	(5.3)	(11.0)
Taxation paid	(5.6)	(5.3)	(18.0)	(16.3)	(24.1)
Purchase of tangible fixed assets	(5.2)	(9.4)	(18.0)	(24.3)	(33.9)
Sale of tangible fixed assets	-	-	0.4	2.3	4.3
Purchase of business (net of costs)	-	-	(4.7)	-	-
Disposal of business (net of costs)	-	-	-	1.3	0.8
Ordinary dividends paid	(26.3)	(23.9)	(59.3)	(52.8)	(54.1)

Cash outflow before use of liquid resources and financing	(6.2)	(17.8)	(40.4)	(44.4)	(25.0)
Issue of ordinary shares	-	1.5	0.2	1.5	1.5
Purchase of own preference shares	-	-	-	(3.7)	(3.8)
New bank loans	10.9	22.3	41.9	334.7	343.0
Repayment of bank loans	-	(7.8)	-	(284.5)	(313.2)

Increase/(decrease) in cash	4.7	(1.8)	1.7	3.6	2.5

The translation of sterling into US dollars has been presented for convenience purposes only using the following average exchange rates:	1.81	1.65	1.82	1.62	1.66

Notes

1	Segment information

	2004/5 Third quarter unaudited £m	2003/4 Third quarter unaudited (restated) £m	2004/5 Nine months unaudited £m	2003/4 Nine months unaudited (restated) £m	2003/4 Full year audited (restated) £m

Turnover
Marketing and Distribution Division
Americas	74.9	74.2	222.6	221.1	286.1
Europe and Asia Pacific	97.0	95.3	296.3	289.8	382.1

	171.9	169.5	518.9	510.9	668.2
Industrial Products Division	24.8	24.0	72.8	73.2	96.4

	196.7	193.5	591.7	584.1	764.6

Operating profit
Marketing and Distribution Division
Americas

- before rebranding costs	7.3	6.9	21.4	20.8	27.0
- rebranding costs	-	-	-	(1.2)	(1.2)

	7.3	6.9	21.4	19.6	25.8
Europe and Asia Pacific

- before rebranding costs and amortisation of goodwill	10.7	10.2	33.8	29.9	40.6
- rebranding costs	-	-	-	(1.2)	(1.2)
- amortisation of goodwill	(0.6)	(0.7)	(2.0)	(2.0)	(2.6)

	10.1	9.5	31.8	26.7	36.8

Total Marketing and Distribution Division	17.4	16.4	53.2	46.3	62.6
Industrial Products Division*	3.7	3.6	10.2	10.4	13.7
Head Office costs	(2.2)	(1.8)	(6.8)	(5.7)	(7.3)

	18.9	18.2	56.6	51.0	69.0

	$m	$m	$m	$m	$m

Turnover
Marketing and Distribution Division
Americas	135.6	122.5	405.1	358.2	474.9
Europe and Asia Pacific	175.5	157.2	539.3	469.4	634.3

	311.1	279.7	944.4	827.6	1,109.2
Industrial Products Division	44.9	39.6	132.5	118.6	160.0

	356.0	319.3	1,076.9	946.2	1,269.2

Operating profit
Marketing and Distribution Division
Americas

- before rebranding costs	13.2	11.4	38.9	33.7	44.8
- rebranding costs	-	-	-	(1.9)	(2.0)

	13.2	11.4	38.9	31.8	42.8
Europe and Asia Pacific

- before rebranding costs and amortisation
of goodwill	19.4	16.8	61.5	48.4	67.4
- rebranding costs	-	-	-	(2.0)	(2.0)
- amortisation of goodwill	(1.1)	(1.2)	(3.6)	(3.2)	(4.3)

	18.3	15.6	57.9	43.2	61.1
Total Marketing and Distribution Division	31.5	27.0	96.8	75.0	103.9
Industrial Products Division*	6.7	5.9	18.6	16.9	22.7
Head Office costs	(4.0)	(2.9)	(12.4)	(9.3)	(12.1)

	34.2	30.0	103.0	82.6	114.5

* Stated net of goodwill amortisation in the third quarter and nine months of £0.1 million (2003/4: nil).

2	Acquisition

On 6th February 2004, the Group acquired the business and assets of GFE Manufacturing, a US company involved in the manufacture of lighting rigs for the fire-fighting industry, for a cash consideration, including costs, of £2.6 million. The fair value of net assets acquired was £1.0 million, with the resulting goodwill of £1.6 million being amortised over a period of 20 years.

GFE Manufacturing contributed £2.4 million of sales and £0.6 million of operating profit to the Industrial Products Division in the first nine months.

3	Taxation

The taxation charge includes provision at an effective rate for the first nine months, excluding goodwill amortisation and profit on disposal of business, of 27.7% (2003/4: 30.0%) being the estimated effective rate of taxation for the year ending 30th January 2005.

4	Earnings per share

Basic earnings per share are based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period, excluding those shares held by the Premier Farnell Executive Trust. For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume issue of all dilutive potential ordinary shares, being those share options granted to employees where the exercise price is less than the average market price of the Company’s ordinary shares during the period.

Reconciliations of earnings and the weighted average number of shares used in the calculations are set out below.

	2004/5 Nine months unaudited £m	2003/4 Nine months unaudited (restated) £m	2003/4 Full year audited (restated) £m

Profit attributable to ordinary shareholders	28.1	22.6	32.6
Rebranding costs	-	2.4	2.4
Profit on disposal of business	-	(0.1)	(0.1)
Tax attributable to rebranding	-	(0.7)	(0.7)
Amortisation of goodwill	2.1	2.0	2.6

Profit attributable to ordinary shareholders before
rebranding costs, amortisation of goodwill and
disposals	30.2	26.2	36.8

	Number	Number	Number

Weighted average number of shares	362,658,409	362,227,670	362,329,619
Dilutive effect of share options	1,139,438	837,271	1,025,010

Diluted weighted average number of shares	363,797,847	363,064,941	363,354,629

Earnings per share before rebranding costs, amortisation of goodwill and profit on disposal of business have been disclosed in order to facilitate comparison.

5	Provisions for liabilities and charges

Provisions for liabilities and charges comprise deferred taxation of £35.7 million (2nd November 2003: £35.4 million, 1st February 2004: £35.9 million), provision for overseas post-retirement obligations of £5.0 million (2nd November 2003: £5.1 million, 1st February 2004: £4.7 million) and provision for dilapidation costs on leased properties of £1.3 million (2nd November 2003: £1.5 million, 1st February 2004: £1.5 million).

6	Net debt

	31st October 2004 unaudited £m	2nd November 2003 unaudited £m	1st February 2004 audited £m

Cash at bank and in hand	35.9	33.9	31.7
Unsecured loans and overdrafts	(258.2)	(261.9)	(233.6)

	(222.3)	(228.0)	(201.9)

Unsecured loans and overdrafts comprise:
Bank overdrafts	5.3	5.5	2.8
Bank loans	43.0	30.6	20.0
7.2% US dollar Guaranteed Senior Notes payable 2006	84.7	91.2	85.2
5.3% US dollar Guaranteed Senior Notes payable 2010	36.1	38.8	36.3
5.9% US dollar Guaranteed Senior Notes payable 2013	86.9	93.5	87.4
Other loans	2.2	2.3	1.9

	258.2	261.9	233.6

Unsecured loans and overdrafts are repayable as follows:
Within one year	5.4	5.6	2.9
Between one and two years	127.8	0.1	0.1
Between two and five years	0.3	122.1	105.5
After five years	124.7	134.1	125.1

	258.2	261.9	233.6

7	Basis of preparation

The unaudited consolidated financial information for the 39 weeks ended 31st October 2004 has been prepared applying the accounting policies disclosed in the Group’s 2004 Annual Report and Accounts with the exception of the accounting policy for investments in own shares. UITF 38, Accounting for ESOP Trusts, has been adopted with effect from 2nd February 2004. UITF 38 requires that investments in own shares made in order to meet anticipated obligations under performance share plans should be accounted for as a deduction from shareholders’ funds. Prior to 2nd February 2004, the Group’s accounting policy was to classify such investments as fixed assets and to amortise the cost over the performance period of the plan to which they relate.

The adoption of UITF 38 has been accounted for by way of a prior period adjustment, increasing operating profit for the 2003/4 first nine months by £0.2 million and for the 2003/4 full year by £0.2 million, reflecting the reversal of the amortisation charge on the investment in own shares.

The Group’s 2004 Annual Report and Accounts have been delivered to the Registrar of Companies and contain an unqualified audit report.

The principal average exchange rates used to translate the Group’s overseas profits were as follows:

	2004/5 Third quarter	2003/4 Third quarter	2004/5 Nine months	2003/4 Nine months	2003/4 Full year

US dollar	1.81	1.65	1.82	1.62	1.66
Euro	1.46	1.44	1.48	1.44	1.44
Australian dollar	2.49	2.42	2.50	2.49	2.46

8	Dividend

The preference share dividend for the six months ending 26th January 2005 will be paid on 26th January 2005 to preference shareholders on the register at close of business on 31st December 2004.